Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Statement By Total On The Public Offer By SCH
To Purchase 16% of CEPSA

Paris, September 26, 2003 - Total has acknowledged the public offering to purchase 16% of the capital of CEPSA, submitted today by Banco Santander Central Hispano (SCH) to the CNMV (National Securities Market Commission) in Madrid.

Total would like to add that it is not linked in any way to this initiative by SCH, and that Total was not consulted prior to the submission of this offer.

Total considers that SCH has hastily interpreted the Spanish law 26/2003 of July 17, 2003 and that SCH has acted in violation of the mutual agreements governing their relations in CEPSA since 1990.

Total has always been of the view that CEPSA must pursue its development in an efficient manner. Total is ready to take the necessary steps to protect its rights and the interests of its shareholders.

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Total is the fourth largest oil and gas company in the world with operations in more than 120 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,000 employees worldwide. More information can be found on the company’s website: www.total.com